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April 2, 2012

BY FAX (703) 813-6967

Max A. Webb
Justin Dobbie
Julie Rizzo
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

       RE: Alexander & Baldwin Holdings, Inc.
               Registration Statement on Form S-4

Dear Mr. Webb, Mr. Dobbie and Ms. Rizzo:

      This letter is being submitted in response to recent telephonic discussions with the Staff relating to the Registration Statement on Form S-4 filed by Alexander & Baldwin Holdings, Inc. ("Holdings") in connection with the holding company merger being submitted for approval by the shareholders of Alexander & Baldwin, Inc. ("A&B"). Capitalized terms used herein and not otherwise defined herein shall have the same meanings assigned to such terms in the Registration Statement.

      As described in the Registration Statement, reorganizing A&B into a holding company is being done for two, independent reasons: (1) it will help facilitate the Separation (although the holding company merger is not a prerequisite to Separation and, as stated in the Registration Statement, A&B will continue to pursue Separation if the merger is not approved by shareholders) and (2) it will help

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Justin Dobbie
Julie Rizzo
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preserve the company's status as a U.S. citizen under the requirements of the Jones Act, which is accomplished by converting shares of A&B that are not subject to any transfer or ownership restrictions, by virtue of the merger, into shares of Holdings that are subject to the Maritime Restrictions.

The Staff has expressed the view that it appears that shareholder approval of the Maritime Restrictions should be unbundled from shareholder approval of the merger. We have reviewed Exchange Act Rule 14a-4(a)(3), Exchange Act Release No. 31326 (Oct. 16, 1992) (the "Adopting Release") and the September 2004 Interim Supplement to Publicly Available Phone Interpretations ("2004 Interim Supplement"). For the reasons set forth below, we advise the Staff that unbundling is not required in the current circumstances. Also, in the event that the Staff continues to believe that unbundling is required, we describe our view that an unbundled proposal on the Maritime Restrictions may be presented as an advisory, non-binding vote.

I.   Unbundling the Maritime Restrictions is Not Appropriate in the Current Circumstances

The Staff comment appears to be premised on the view that shareholders would have the ability to vote on the Maritime Restrictions if presented on their own. It would be the case that shareholder approval would be required if A&B were presenting the Maritime Restrictions as an amendment to A&B's charter. However, as explained below, such an amendment potentially would be an ineffective way to address the Jones Act issues and would present practical implementation issues that make a charter amendment an unworkable approach. Rather, A&B is following established precedent by utilizing a holding company merger to effectively have the Maritime Restrictions apply to all of its shares post-merger. See Gulfmark Offshore, Inc. Definitive Proxy Statement, filed Jan. 22, 2010 (seeking shareholder approval of a holding company reorganization in order to remain a U.S. citizen under the Jones Act, where new holding company charter contained maritime restrictions).

Most states' corporate law, as is the case for Delaware and Hawaii, permit restrictions on transfer of shares (such as the Maritime Restrictions) to be set forth in a company's charter documents. However, state law provides that any such restriction would not apply to shares issued prior to the adoption of such restriction unless the shareholder entered into an agreement containing the restriction or voted in favor of the restriction. This means that if a public company proposed the Maritime Restrictions as a charter amendment and the amendment was approved by shareholders, a company would have to determine which specific shares voted for

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Julie Rizzo
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the restrictions and which voted against them (or did not vote at all), and have a way to track the specific shares as they were continuously traded in the market. This would be completely unworkable in the current market structure of street name beneficial ownership. Moreover, since the charter amendment could be approved by a percentage of shares below the percentage limitation on non-U.S. ownership, the amendment might not apply to enough shares to be effective at preserving a company's status as a U.S. citizen for Jones Act purposes.

Public companies, therefore, utilize a holding company merger to address these shortcomings. If the merger is approved by shareholders, the new holding company's charter contains the Maritime Restrictions prior to consummation of the merger and, upon consummation, all of the holding company's shares are newly-issued shares subject to the Maritime Restrictions.

Accordingly, even if facilitating Separation was not a consideration, if A&B wished to propose the Maritime Restrictions, it would do so through the vehicle of a holding company merger. The fact that A&B happens to have an additional rationale for the holding company merger does not change the fact that as a practical matter the effective and workable method of adopting the Maritime Restrictions would be a holding company merger.

For the reasons described above, the holding company merger and the Maritime Restrictions are inherently inter-related and we believe that it would be very unlikely that the Maritime Restrictions would ever have been submitted for approval as stand-alone amendments to A&B's charter rather than as part of a holding company merger.

II.   **If Unbundled, the Maritime Restrictions May be Presented as an Advisory Vote**

It is clear that the requisite shareholder approval to adopt Holdings' amended and restated articles of incorporation is a matter governed by state law. There is nothing in Rule 14a-4(a)(3), the Adopting Release or the 2004 Interim Supplement that changes that outcome. Prior to consummation of the merger, A&B as the sole shareholder of Holdings has the power to approve or not approve the Maritime Restrictions. Any separate shareholder vote on the Maritime Restrictions solely would be a function of Rule 14a-4(a)(3).

The purpose behind the unbundling rule is to give shareholders an ability to express their view so as to inform the company's board and potentially

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Justin Dobbie
Julie Rizzo
April 2, 2012
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impact the board's decision to take an action or refrain from taking an action that it is otherwise legally permitted to take. As stated in the Adopting Release:

> The amendments will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote. Although the board of directors may not be legally obligated to proceed with a favorable proposal after a negative vote on the unpopular portions of the package, and is legally entitled to proceed with the package as a whole once approved despite a significant number of negative votes or abstentions on one of the proposals, it may review those options in light of a significant expression of shareholder sentiment against the package as formulated.

Similarly, the 2004 Interim Supplement observes that the Commission, in adopting Rule 14a-4(a)(3), was "mak[ing] it clear that shareholders should be provided the opportunity, via the form of proxy, to communicate their views to the board of directors on each of the separate matters."

We believe presenting a vote on the Maritime Restrictions as an advisory vote is consistent with state law (A&B shareholders do not have the power under state law to approve Holdings' charter) as well as Rule 14a-4(a)(3), the Adopting Release and the 2004 Interim Supplement. The A&B board of directors would be provided with shareholders' views on the Maritime Restrictions and would then make a judgment as to how to proceed in light of those expressed views. If anything, developments in corporate governance over the past few years have shown that advisory votes can have a significant impact on a Board's views and actions.

In setting out that advisory vote, it would likely be described as an advisory vote on Holdings' amended and restated articles of incorporation, including the Maritime Restrictions. We believe this phrasing would avoid concern that there were other provisions of the articles that shareholders were not being given an opportunity to express a view on, while giving the Maritime Restrictions appropriate prominence.

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Max A. Webb
Justin Dobbie
Julie Rizzo
April 2, 2012
Page 5

       As the Staff is aware, Holdings expects to file an amendment to the S-4 promptly following resolution of this issue and may seek effectiveness of the registration Statement as soon as Wednesday, April 4, 2012. Accordingly, we would appreciate the Staff's prompt attention to the matters discussed in this letter.

Very truly yours,



Marc S. Gerber